UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number :  3-52472

ShanDong Zhouyuan Seed & Nursery Co.

(Exact name of registrant as specified in its charter)

238 Jianxindong St.,  LaiZhou, Shandong, PRC

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive office)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2	o
Rule 12h-3( b)(1)(i)	o
Rule 12h-3(b)(1)(ii)	o
Rule 15d-6	xo

Approximate number of holders of record as of the certification or notice date: 2000+

Pursuant to the requirements of the Securities Exchange Act of 1934, ShanDong Zhouyuan Seed & Nursery Co  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2009	ShanDong Zhouyuan Seed & Nursery Co.

	By:	/s/ Zhigang Wang
Zhiguan Wang
President & Director
(Principal Executive Officer) (Principal Financial/Accounting Officer